UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 28, 2012

DATE, TIME, AND PLACE:

November 28, 2012, at 12:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company” or “Santander”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José de Paiva Ferreira, José Roberto Mendonça de Barros, Mrs. Viviane Senna Lalli and,  through teleconference, Mr. José Antonio Alvarez Alvarez – Director. Mr. José Manuel Tejón Borrajo was  absent due to justified reasons.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as Secretary of the Meeting.

AGENDA:

(a) to acknowledge the economic and financial results regarding October, 2012; (b)  to approve the calendar of Meetings of the Board of Directors for year 2013 and, (c) to  approve the amendment of the Guidelines on Prevention of Money Laundering and Financing of Terrorism.

RESOLUTIONS:

Initially, the Board of Directors’ members approved the Minutes of the Meeting’s drafting in an abridged form. Proceeding to the items on the Agenda and pursuant to the documents presented to the Directors, after examination and discussion of such matters, the Company’s Board of Directors unanimously resolved to:

(a)        Acknowledge  the economic and financial results of the Company regarding October, 2012.

It was noted for the record that Mr. Carlos Alberto López Galán, Company’s Vice-President Executive Officer, was also attending the meeting to provide explanation on item (a) of the Agenda;

(b)       Approve the calendar of Meetings of the Board of Directors for year 2013; and

(c)        Approve the amendment of the Guidelines on Prevention of Money Laundering and Financing of Terrorism.

[Free English Translation]

ADJOURNMENT: There being no further business to come before the Board of Directors, the Meeting was duly adjourned, and the minutes were read, approved, and signed by the present Board of Directors’ members and the Secretary. São Paulo, November 28, 2012. Mr. Celso Clemente Giacometti - Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez, Vice-Chairman of the Board of Directors; and Messrs. José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Roberto Mendonça de Barros, and Viviane Senna Lalli - Directors. Mr. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

______________________________________

Marco Antonio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 28, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer